United States securities and exchange commission logo





                               August 22, 2023

       Tony Sage
       Executive Chairman
       Critical Metals Corp.
       c/o Maples Corporate Services (BVI) Limited
       Kingston Chambers, PO Box 173, Road Town
       Tortola, British Virgin Islands

                                                        Re: Critical Metals
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed August 7,
2023
                                                            File No. 333-268970

       Dear Tony Sage:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-4

       Cover Page
       Proposal No. 1 -- The NTA Proposal, page 0

   1. We note the disclosure you added regarding the new "NTA Proposal." Where you discuss this proposal,
including in the letter to Sizzle stockholders, please disclose that passage of this proposal poses
risks to stockholders, and include a cross-reference to the related disclosure which begins
at page 105 under "Risks Related to the NTA Proposal."
 Tony Sage
FirstName   LastNameTony   Sage
Critical Metals Corp.
Comapany
August   22, NameCritical
             2023         Metals Corp.
August
Page  2 22, 2023 Page 2
FirstName LastName
Summary of the Proxy Statement/ Prospectus
Conditions to Consummation of the Business Combination, page 33

2. Your disclosure on the prospectus cover page that each of the Business Combination
         Proposal, the NTA Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, the
         Incentive Plan Proposal and the ESPP Proposal is cross-conditioned on the approval of each other appears inconsistent with disclosure here that if the NTA Proposal is not approved at the special meeting of Sizzle stockholders, the Business Combination would otherwise occur if the $5,000,001 minimum net tangible asset test is satisfied by Sizzle or
         Pubco and after payment of SPAC   s underwriters    fees and
commissions. Please advise
         or revise.
Unaudited Pro Forma Condensed Combined Financial Information, page 58

3. We note your response to comment 1. In your response, you state the value of the shares to be issued to European Lithium Ltd (EUR) is US$750,000,000 based on the fairness opinion which has been allocated against issued capital in the accounts of Pubco.
         However, you have not addressed the accounting for the difference between the value of the shares to be issued by the accounting acquirer (EUR) and the fair value of the
         accounting acquiree's (Sizzle   s) identifiable net assets in the pro
forma financial
         statements. Refer to paragraphs 8 and 13A of IFRS 2 and the March 2013 IFRS
         Interpretations Committee agenda decision on    IFRS 3 Business
Combination and IFRS 2
         Share-based Payment     Accounting for reverse acquisitions that do
not constitute a
         business.    To the extent you do not believe a listing expense should
be reflected in your
         pro forma financial statements, please explain your consideration of the guidance noted
         and why you do not believe it is applicable.
Unaudited Pro Forma Combined Balance Sheet as of December 31, 2022, page 62

4. We note your presentation of a pro forma negative cash balance of $(20,229,715) under the maximum redemption scenario. Please address the following points:
             Tell us how you determined that the transaction remains viable under these circumstances and why you believe the current presentation reflects a scenario that is probable of occurring.
             If true, disclose that you do not have the ability to fund the business combination transaction under the maximum redemption scenario and highlight the uncertainties surrounding the completion of the transaction assuming maximum redemptions.
             Expand your pro forma disclosure to describe any other sources of funding available to meet the minimum cash conditions with details sufficient to understand how the company determined that this funding is probable of occurring. Tell us why you believe, with reference to authoritative literature, it is appropriate to
             present a pro forma negative cash balance, as opposed to a liability or other presentation.
 Tony Sage
FirstName   LastNameTony   Sage
Critical Metals Corp.
Comapany
August   22, NameCritical
             2023         Metals Corp.
August
Page  3 22, 2023 Page 3
FirstName LastName
5. We note you included $1.875 million related to GEM Agreement commitment in your pro forma combined balance sheet as Other current assets, which is described in footnote 2(j).
          Please explain why you believe the payment of the commitment fee represents an asset for purposes of your pro forma financial statement presentation. Unaudited Pro Forma Combined Statement of Operations for the Six Months Ended December
31, 2022, page 64

6.       We note your response to comment 3. Please address the following:

                It appears you have included the provision for income tax as a finance cost in the historical column. Explain why you believe this classification is appropriate or revise.
                We are not able to recalculate the amount included as formation and operating costs.
              Please provide your calculation or revise this amount.
                Based on a net loss of $253,893 for the year ended December 31, 2022, less net loss of $327,734 for the six months ended June 30, 2022, it appears the amount included as net income for the six-month period ended December 31, 2022 should be $73,841 rather than $411,808. Please explain or revise your disclosure. Risk Factors
Pubco's issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans or otherwise..., page 112

7. Please revise to quantify the number of shares that may be issued under the GEM Agreement and any possible negative impact on future stock prices as a result.

Exhibit 5.1 -- Legality Opinion, page 1

8. Please obtain and file an opinion without the assumption that "The Company will have sufficient authorised and unissued Ordinary Shares under the Amended Memorandum and
         Articles at the time any Ordinary Shares are issued." See Staff Legal Bulletin No. 19 at
         Section II.B.3.a (counsel may not "assume any of the material facts underlying the opinion").
General

9. We note that Cantor Fitzgerald & Co. was an underwriter for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Cantor Fitzgerald & Co. or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation
         owed for the SPAC   s initial public offering.
 Tony Sage
Critical Metals Corp.
August 22, 2023
Page 4
10. We note you disclose that Sizzle arranged and mailed a definitive proxy statement for a special meeting of stockholder to vote on a proposal to extend the date by which Sizzle is required to consummate an initial business combination to February 8, 2024. We further note that Sizzle filed a Form 8-K on August 7, 2023 disclosing that in connection with such meeting, stockholders holding 1,337,224 share of common stock exercise their right to redeem their shares. Please update your filing accordingly.
11. Where you present the maximum redemption scenario throughout your filing, please clarify that this reflects the approval of the NTA Proposal.
12. We note your response to prior comment 5 to our letter issued January 19, 2023 and reissue the comment in part. We note your statement at page 93 that "Sizzle intends to seek to arrange for additional financing, the proceeds of which would be used to satisfy the Minimum Cash Condition required to consummate the Business Combination." Please revise to provide additional details regarding the status of your plans to obtain the additional financing you reference here and elsewhere in order to satisfy this condition and the impact of the GEM Agreement on such condition.
       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or
Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K.
Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact
Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Karina Dorin, Staff Attorney, at
(202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameTony Sage
                                                           Division of
Corporation Finance
Comapany NameCritical Metals Corp.
                                                           Office of Energy &
Transportation
August 22, 2023 Page 4
cc:       Matthew Gray, Esq., of Ellenoff Grossman & Schole LLP
FirstName LastName